Exhibit 99.1

Section 13(r) Disclosure of Certain Sponsors

The Blackstone Group L.P. (“Blackstone”) reported in its Form 10-K for the year ended December 31, 2013 that Travelport Limited (“Travelport”), which may be an affiliate of Blackstone, provided the disclosure reproduced below. .

“As part of our global business in the travel industry, we provide certain passenger travel-related GDS and airline IT services to Iran Air. We also provide certain airline IT services to Iran Air Tours. All of these services are either exempt from applicable sanctions prohibitions pursuant to a statutory exemption permitting transactions ordinarily incident to travel or, to the extent not otherwise exempt, specifically licensed by the U.S. Office of Foreign Assets Control. Subject to any changes in the exempt/licensed status of such activities, we intend to continue these business activities, which are directly related to and promote the arrangement of travel for individuals.”

Travelport has not provided Blackstone with gross revenues and net profits attributable to the activities described above.

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), SunGard Capital Corp., SunGard Capital Corp. II and SunGard Data Systems Inc. hereby incorporate by reference herein Exhibit 99.1 of each of their Quarterly Reports on Form 10-Q filed on May 10, 2013, August 9, 2013 and November 6, 2013, which includes disclosures publicly filed and/or provided to us by our private equity owners with respect to their portfolio companies, which may be considered our affiliates.